UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2023.

Commission File Number: 333-249081

CURALEAF HOLDINGS, INC.

(Exact Name of Registrant as Specified in Charter)

666 Burrard Street, Suite 1700, Vancouver, British Columbia V6C 2X8

Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CURALEAF HOLDINGS, INC.
(Registrant)

Date:	September 12, 2023	By:	/s/ Peter Clateman
		Name:	Peter Clateman
		Title:	Chief Legal Officer

EXHIBIT INDEX

99.1	Form 11 dated August 31, 2023
99.2	Notice of Meeting and Record Date
99.3	Notice of Meeting
99.4	Notice of Abridgement
99.5	Management Information Circular
99.6	Notice of Availability of Proxy Materials
99.7	Form of Proxy
99.8	Voting Instruction Form
99.9	Amended Notice of Meeting from July 14, 2023
99.10	Form 7 dated September 7, 2023